UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

AIRGAS, INC.
(Name of Subject Company)

AIR PRODUCTS DISTRIBUTION, INC.
(Offeror)

AIR PRODUCTS AND CHEMICALS, INC.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

009363102
(Cusip Number of Class of Securities)

John D. Stanley, Esq.
Senior Vice President and General Counsel
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
(610) 481-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
James C. Woolery, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,963,777,380.00	$353,917.33

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 82,729,623 (number of shares of common stock of subject company (which represents the number of shares issued and outstanding as of February 3, 2010, as reported in the subject company’s Quarterly Report on Form 10-Q filed on February 8, 2010) by $60.00 (the purchase price per share offered by Offeror).

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Air Products and Chemicals, Inc., a Delaware corporation (“Air Products”), and Air Products Distribution, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Air Products. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Airgas, Inc., a Delaware corporation (“Airgas”), at $60.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 11, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.
(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010

AIR PRODUCTS AND CHEMICALS, INC.

By:	/s/ John D. Stanley
Name:     John D. Stanley

Title:	Senior Vice President and General Counsel

AIR PRODUCTS DISTRIBUTION, INC.

By:	/s/ Robert D. Dixon
Name:     Robert D. Dixon

Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated February 11, 2010.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of summary advertisement dated February 11, 2010.
(a)(5)(i)	Text of press release issued by Air Products, dated February 5, 2010.*
(a)(5)(ii)	Text of press release issued by Air Products, dated February 11, 2010.
(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

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